Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FIRST AMENDMENT TO THE

AMENDED AND RESTATED MASTER SERVICES AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Master Services Agreement, dated as of February 29, 2024 (the “Agreement”) among Brookfield Corporation (“Brookfield”), Brookfield Infrastructure Partners L.P. (the “BIP Partnership”) and the other parties thereto is made as of December 24, 2024, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof Brookfield Infrastructure Holdings Corporation (previously, Brookfield Infrastructure Corporation) (“BIPC Holdings”) has completed a plan of arrangement (the “Arrangement”) pursuant to which, amongst other things, (i) public holders of class A exchangeable subordinate voting shares (the “Old Class A Shares”) of BIPC Holdings received one (1) class A exchangeable subordinate voting share (each, a “Class A Share”) of Brookfield Infrastructure Corporation (previously, 1505109 B.C. Ltd.) (“New BIPC”) in exchange for each Old Class A Share held and (ii) all of the issued and outstanding Old Class A Shares were transferred by New BIPC to BIPC Holdings in exchange for class A.1 exchangeable subordinate voting shares of BIPC Holdings and cancelled;

AND WHEREAS, the Class A Shares are structured with the intention of providing holders with an economic return equivalent to the limited partnership units of the BIP Partnership (“BIP Units”), including identical distributions, and are exchangeable for BIP Units on a one-for-one basis (subject to adjustment) (or for the cash equivalent, at the election of New BIPC) in accordance with the terms of the Class A Shares;

AND WHEREAS, the parties desire to amend the Agreement in connection with the Arrangement to reflect the addition of New BIPC as a Service Recipient and make certain other amendments to the terms and conditions of the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

Section 1.1 is hereby amended by adding the following definitions:

1.1.24.1 “Class A.2 Shares” means Class A.2 shares of BIPC Holdings;

1.1.51.1 “New BIPC” means Brookfield Infrastructure Corporation (previously, 1505109 B.C. Ltd.);

Section 1.1.13 is hereby deleted in its entirety and replaced with the following:

1.1.13 “BIPC Holdings” means Brookfield Infrastructure Holdings Corporation (previously, Brookfield Infrastructure Corporation);

Section 1.1.24 is hereby deleted in its entirety and replaced with the following:

1.1.24 “Class A Shares” means Class A shares of New BIPC;

Section 1.1.50 is hereby deleted in its entirety and replaced with the following:

1.1.50 “Market Value” means, with respect to any Quarter, the sum of (i) the Fair Market Value of a Unit multiplied by the number of issued and outstanding Units on the last trading day of the Quarter (assuming full conversion of any limited partnership interests held by any member of the Brookfield Group in the Infrastructure Partnership into Units), plus (ii) for each class or series of Security (and ensuring no double counting), the Fair Market Value of a Security of such class or series multiplied by the number of Securities of such class or series issued and outstanding on the last trading day of the Quarter (calculated on a fully-diluted basis and, for the avoidance of doubt, assuming full conversion of any Class A.2 Shares into Class A Shares), plus (iii) the principal amount of any debt not captured by paragraph (ii) of this Section 1.1.50 owed by each Service Recipient as of the last trading day of the applicable Quarter to any Person that is not a member of the BIP Group, which debt has recourse to any Service Recipient, less any amount of cash held by all Service Recipients on such day;

Section 1.1.52 is hereby deleted in its entirety and replaced with the following:

1.1.52 “Operating Entities” means, from time to time, the Persons other than the Service Recipients or the Holding Entities that (i) directly hold the Infrastructure Operations, or (ii) indirectly hold the Infrastructure Operations, but all of the interests of which are not held by a Service Recipient or a Holding Entity, including in the case of each of (i) and (ii), any joint ventures, partnerships and consortium arrangements, and, other than in the case of each of (i) and (ii), New BIPC, BIPC Holdings and any Person in which the Service Recipients or the Holding Entities, directly or indirectly, hold interests for investment purposes only of less than 5% of the outstanding equity interests of that Person;

Section 1.1.67 is hereby deleted in its entirety and replaced with the following:

1.1.67 “Service Recipient” means the BIP Partnership, the Infrastructure Partnership, CanHoldco, US Holdco, BIP Bermuda I, New BIPC, BIPC Holdings and, at the option of the BIP Partnership, any entity in which any of the foregoing or any combination of the foregoing holds, directly or indirectly, all of the common equity or equivalent interests, excluding, for greater certainty, any Operating Entities;

2.	Amendments to Article 7

Article 7.6.3 is hereby deleted in its entirety and replaced with the following:

7.6.3 The BIP Partnership will reimburse Brookfield for any and all amounts actually paid to the rights agent (i) pursuant to the Rights Agreement between Brookfield and Wilmington Trust, National Association, dated as of December 24, 2024 (the “Rights Agreement”), including, but not limited to, in respect of services rendered, out-of-pocket expenses, counsel fees and other disbursements incurred in the administration and execution of the Rights Agreement and the exercise and performance of the rights agent’s duties thereunder, and (ii) in respect of any indemnification provided to the rights agent pursuant to the Rights Agreement.

3.	Amendments to Article 8

Section 8.2 is hereby deleted in its entirety and replaced with the following:

8.2 Prior to the issuance by New BIPC of any Class A Shares, New BIPC shall obtain the written consent of Brookfield, which consent shall be provided or withheld in Brookfield’s sole discretion, provided that Brookfield shall deliver its written decision on whether or not to provide such consent within 10 Business Days of receiving a written request from New BIPC, in respect of such issuance. Brookfield shall be entitled to such consent right for as long as Brookfield is a party to the Rights Agreement and the Rights Agreement remains in full force and effect.

4.	Amendments to Article 12

Section 12.5.7 is hereby deleted in its entirety and replaced with the following:

12.5.7 if to New BIPC:

Brookfield Infrastructure Corporation

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

USA

Attention:   Secretary

Fax number:  212-417-7196

Article 12 is hereby amended by adding the following provision after Section 12.5.7:

12.5.7.1 if to BIPC Holdings:

Brookfield Infrastructure Holdings Corporation

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

USA

Attention:   Secretary

Fax number: 212-417-7196

5.	Effective Date

This Amendment shall be effective upon the date first written above.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava Title: Managing Director, Legal and Regulatory

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi Title: Vice President

BROOKFIELD INFRASTRUCTURE L.P., by its managing general partner, BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
Name: James Bodi Title: Vice President

BROOKFIELD INFRASTRUCTURE HOLDINGS (CANADA) INC.

By:	/s/ Chloe Berry
Name: Chloe Berry Title: Senior Vice President

[Signature Page – Amendment to Master Services Agreement]

BROOKFIELD INFRASTRUCTURE US HOLDINGS I CORPORATION

By:	/s/ Fred Day
Name: Fred Day Title: President

BIP BERMUDA HOLDINGS I LIMITED

By:	/s/ James Bodi
Name: James Bodi Title: Director

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan Title: Corporate Secretary

BROOKFIELD INFRASTRUCTURE HOLDINGS CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan Title: Corporate Secretary

BROOKFIELD INFRASTRUCTURE GROUP L.P., by its general partner, BROOKFIELD INFRASTRUCTURE GROUP G.P. INC.

By:	/s/ Carl Ching
Name: Carl Ching Title: Senior Vice President

[Signature Page – Amendment to Master Services Agreement]

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P., by its general partner, BROOKFIELD INFRASTRUCTURE GP ULC

By:	/s/ Carl Ching
Name: Carl Ching Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT SERVICES SRL

By:	/s/ Gregory McConnie
Name: Gregory McConnie Title: Manager

BROOKFIELD GLOBAL INFRASTRUCTURE ADVISOR LIMITED

By:	/s/ Philippa Elder
Name: Philippa Elder Title: Director

BROOKFIELD INFRASTRUCTURE GROUP (AUSTRALIA) PTY LIMITED

By:	/s/ Michael Ryan
Name: Michael Ryan Title: Corporate Secretary

[Signature Page – Amendment to Master Services Agreement]

BROOKFIELD PRIVATE CAPITAL (DIFC) LIMITED

By:	/s/ Philippa Elder
Name: Philippa Elder Title: Director

[Signature Page – Amendment to Master Services Agreement]